EXHIBIT 21

SUBSIDIARIES OF STANDARD MOTOR PRODUCTS, INC.

		Percent
	State or	of Voting
	Country of	Securities
Name	Incorporation	Owned

SMP Motor Products Limited	Canada	100
Motortronics, Inc.	New York	100
Stanric, Inc.	Delaware	100
Mardevco Credit Corp.	New York	100
Standard Motor Products (Hong Kong) Limited	Hong Kong	100
Industrial & Automotive Associates, Inc.	California	100
Standard Motor Products de Mexico,
S. de R.L. de C.V. (1)	Mexico	100
SMP Engine Management,
S. de R.L. de C.V. (1)	Mexico	100
SMP Four Seasons de Mexico,
S. de R.L. de C.V. (1)	Mexico	100

All of the subsidiaries are included in the consolidated financial statements of Standard Motor Products, Inc.

(1)  Standard Motor Products, Inc. owns 49,999 shares and Motortronics, Inc. owns 1 share of these companies.